Exhibit 2a – Certificate of Incorporation

# STATE *of* DELAWARE
## CERTIFICATE *of* INCORPORATION
## A STOCK CORPORATION

### ARTICLE I.

The name of this Corporation is VIVA CONSULTING GROUP INC.

### ARTICLE II.

Its registered office in the State of Delaware is to be located at 2035 Sunset Lake Rd, Suite B-2, Newark, DE 19702. The county of the registered office is New Castle. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC. .

### ARTICLE III.

The total number of shares of common stock that the corporation shall be authorized to issue is 1,000,000 at $0.00001 par value.

### ARTICLE IV.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

### ARTICLE V.

The name and mailing address of the incorporator is Marsha Siha at 17350 State Hwy 249 #220, Houston TX 77064.

### ARTICLE VI.

The name and address of each initial director of the corporation is:

RICK WHITAKER - 4425 Ravenwood Ave, Sacramento, CA 95821

JEFFREY CHRISTOPH - 461 N Thomas St Apt 303, Arlington, VA 22203

MICHEL VACHON - 3 Dairy Field Court, Rockville, MD 20852

**I, the Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

**Dated:** April 11th, 2016



**Marsha Siha, Incorporator**

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:39 PM 04/11/2016
FILED 01:39 PM 04/11/2016
SR 20162207503 - File Number 6013371

# STATE OF DELAWARE
# CERTIFICATE OF AMENDMENT
# OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

**FIRST**: That at a meeting of the Board of Directors of VIVA CONSULTING GROUP INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " III " so that, as amended, said Article shall be and read as follows:

The total number of shares of common stock that the corporation shall be authorized to issue is 75,000,000 at $0.00001 par value.

**SECOND**: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

**THIRD**: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**IN WITNESS WHEREOF**, said corporation has caused this certificate to be signed this 6th day of June, 20 16.

By: [signature]
Authorized Officer

Title: Chief Executive Officer

Name: Jeffrey D Christoph
Print or Type

# STATE *of* Delaware
## STATEMENT *of the* INCORPORATOR
## A STOCK/PROFIT CORPORATION

The undersigned, the Incorporator of VIVA CONSULTING GROUP INC., who signed and filed its Articles of Incorporation (or similar organizing document) with the Delaware Secretary of State (or other appropriate state office), appoints the following individuals to serve as directors of the corporation, who shall serve as directors until the first meeting of shareholders for the election of directors and until their successors are elected and agree to serve on the board:

Name and address of each initial director:

| | | |
|---|---|---|
| RICK WHITAKER | JEFFREY CHRISTOPH | MICHEL VACHON |
| 4425 RAVENWOOD AVE | 461 N THOMAS ST APT 303 | 3 DAIRY FIELD COURT |
| SACRAMENTO, CA 95821 | ARLINGTON, VA 22203 | ROCKVILLE, MD 20852 |

**Dated: April 13th, 2016**



Marsha Siha, Incorporator